

February 21, 2013

Via E-mail
Robert Dykes
EVP and Chief Financial Officer
VeriFone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

> **Re: VeriFone Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2012**
> **Filed December 19, 2012**
> **File No. 001-32465**

Dear Mr. Dykes:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Commitments, page 76

1.   We note from disclosure on page 114 that you have $95.3 million of unrecognized tax benefits as of October 31. 2012. Please tell us what consideration was given to disclosing unrecognized tax benefits in the table or a note thereto. Please refer to Item 303(a)(5) of Regulation S-K, as well as Section C of SEC Release 33-9144.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Principles of Consolidation and Summary of Significant Accounting Policies

Revenue Recognition, page 89

2.   For your multiple element arrangements, please tell us what consideration was given to disclosing the significant factors, inputs, assumptions, and methods used to determine vendor-specific objective evidence, third-party evidence, or estimated selling price for the significant deliverables. Please refer to ASC 605-25-50-2(e).

Goodwill, page 92

3.   We note your disclosure that "[g]oodwill is allocated to each reporting unit based on its relative contribution to [y]our overall operating results." Please explain your policy in further detail and tell us whether this approach is applied only when an acquired business constitutes more than one reporting unit. Also, please tell us what consideration was given to the guidance in ASC 350-20-35-42 and 43 with regard to the allocation of goodwill to your reporting units.

Note 2. Business Combinations, page 97

4.   Regarding the 2012 and 2011 acquisitions of Point and Hypercom, please tell us what consideration was given to disclosing the amount of goodwill by reportable segment. Please refer to ASC 805-30-50-1(e).

Note 15. Segment and Geographic Information, page 138

5.   We note from disclosure in the business section of the filing that you sell various types of products, as well as different types of services including payment-as-a-service, application development, customer support and advertising services. Please tell us what consideration was given to disclosing revenues for each major type of product and service. Please refer to ASC 280-10-50-40.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief